================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



For the fiscal year ended December 31, 1994


                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________ to __________

Commission file number __________________


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            BECKMAN INSTRUMENTS, INC. SAVINGS AND INVESTMENT PLAN



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          BECKMAN INSTRUMENTS, INC.
                            2500 Harbor Boulevard
                         Fullerton, California 92634


================================================================================

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS


                                                                                                         Page
INDEPENDENT AUDITORS' REPORTS                                                                            1

FINANCIAL STATEMENTS:
Statement of net assets available for plan benefits as of December 31, 1994                              3
Statement of net assets available for plan benefits as of December 31, 1993                              4
Statement of changes in net assets available for plan benefits
  for the year ended December 31, 1994                                                                   5
Statement of changes in net assets available for plan benefits
  for the year ended December 31, 1993                                                                   6
Notes to financial statements                                                                            7

SUPPLEMENTAL SCHEDULES:
Item 27a - Schedule of assets held for investment purposes as of December 31, 1994                       14
Item 27d - Schedule of reportable (5%) transactions for the year ended December 31, 1994                 16

INDEPENDENT AUDITORS' REPORT



To the Corporate Benefits Committee of
   the Beckman Instruments, Inc. Savings and Investment Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Beckman Instruments, Inc. Savings and Investment Plan (the
Plan) as of December 31, 1994 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994, including the supplemental schedules as listed in the accompanying Table of Contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements, taken as a whole.


Deloitte & Touche LLP

May 30, 1995

                         Independent Auditors' Report


The Corporate Benefits Committee of the
   Beckman Instruments, Inc.
   Savings and Investment Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Beckman Instruments, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1993, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1993, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP


Orange County, California
June 1, 1994

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1994

                                                   Beckman        Balanced      Interest        Equity        Index
                                                  Stock Fund        Fund       Income Fund       Fund          Fund        Total
ASSETS:
Investments, at fair value (Note 5):
  Common stock of plan sponsor
    (aggregate cost $16,357,614)                $19,778,511    $      -       $       -      $      -      $      -     $ 19,778,511
  Mutual fund (aggregate cost $41,348,681)                                                    36,697,436    3,437,216     40,134,652
  Collective trust fund (aggregate cost
    $17,221,055)                                                19,956,592                                                19,956,592
  Group contracts with insurance companies
    (aggregate cost $91,110,373)                                               91,110,373                                 91,110,373
  Other (aggregate cost $212,348)                                                 311,222                                    311,222
                                                -----------    -----------    -----------    -----------   ----------   ------------
    Total investments                            19,778,511     19,956,592     91,421,595     36,697,436    3,437,216    171,291,350

Cash                                                469,995        232,048        655,915            156                   1,358,114
Other receivables                                       970          1,023          7,359         99,438       65,238        174,028
                                                -----------    -----------    -----------    -----------   ----------   ------------
    Total assets                                 20,249,476     20,189,663     92,084,869     36,797,030    3,502,454    172,823,492

LIABILITIES:
Transfers payable (receivable)
    from other funds                                 11,105         11,288       (231,555)       126,156       83,006
Amounts payable for investments                     176,074              8             21              5                     176,108
                                                -----------    -----------    -----------    -----------   ----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $20,062,297    $20,178,367    $92,316,403    $36,670,869   $3,419,448   $172,647,384
                                                ===========    ===========    ===========    ===========   ==========   ============


See accompanying notes to financial statements.                              3

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1993

                                                Beckman        Balanced      Interest         Equity        Index
                                              Stock Fund         Fund       Income Fund        Fund          Fund          Total
ASSETS:
Investments, at fair value (Note 5):
  Common stock of plan sponsor (aggregate
    cost $16,669,876)                         $20,258,951    $     -        $     -        $     -        $    -        $ 20,258,951
  Mutual fund (aggregate cost $36,724,336)                                                  36,883,767     2,531,751      39,415,518
  Collective trust fund (aggregate cost
    $18,661,011)                                              20,493,951                                                  20,493,951
  Group contracts with insurance companies
    (aggregate cost $76,187,209)                                             76,187,209                                   76,187,209
  Bankers' Trust Basic (aggregate cost
    $10,029,548)                                                             10,029,548                                   10,029,548
                                              -----------    -----------    -----------    -----------    ----------    ------------
    Total investments                          20,258,951     20,493,951     86,216,757     36,883,767     2,531,751     166,385,177

Cash                                              171,367                     1,761,308            233                     1,932,908
Other receivables                                 334,378         19,365         15,996          1,751         8,887         380,377
                                              -----------    -----------    -----------    -----------    ----------    ------------
    Total assets                               20,764,696     20,513,316     87,994,061     36,885,751     2,540,638     168,698,462

LIABILITIES -
  Transfers payable (receivable) from
    other funds                                   317,842        (86,264)      (101,670)       (49,399)      (80,509)
                                              -----------    -----------    -----------    -----------    ----------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $20,446,854    $20,599,580    $88,095,731    $36,935,150    $2,621,147    $168,698,462
                                              ===========    ===========    ===========    ===========    ==========    ============





See accompanying notes to financial statements.                               4

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                            Interest
                                                Beckman       Balanced       Income        Equity           Index
                                              Stock Fund        Fund          Fund          Fund            Fund           Total
Additions to plan assets attributed to:
Realized gains:
  Investment in plan sponsor's common
    stock                                   $   489,386    $       -      $       -      $       -      $      -       $    489,386
  Other investments                                            104,677        252,156      2,580,520        15,601        2,952,954
                                            -----------    -----------    -----------    -----------    ----------     ------------
    Total realized gains                        489,386        104,677        252,156      2,580,520        15,601        3,442,340

Unrealized (losses) gains                      (168,178)    (1,045,517)        98,873     (3,828,790)      (76,420)      (5,020,032)
                                            -----------    -----------    -----------    -----------    ----------     ------------
Net appreciation (depreciation) in fair
  value of investments                          321,208       (940,840)       351,029     (1,248,270)      (60,819)      (1,577,692)
Dividends                                       282,277        909,434                     1,153,804        90,580        2,436,095
Interest                                         10,412         10,882      6,592,296          3,663           134        6,617,387
                                            -----------    -----------    -----------    -----------    ----------     ------------
    Total investment income (expense)           613,897        (20,524)     6,943,325        (90,803)       29,895        7,475,790

Contributions:
Beckman Instruments, Inc.                     1,124,288                     2,676,705                                     3,800,993
Employees                                       673,028      2,822,431      3,867,155      4,092,872       875,765       12,331,251
                                            -----------    -----------    -----------    -----------    ----------     ------------
    Total contributions                       1,797,316      2,822,431      6,543,860      4,092,872       875,765       16,132,244
                                            -----------    -----------    -----------    -----------    ----------     ------------
      Net additions                           2,411,213      2,801,907     13,487,185      4,002,069       905,660       23,608,034

Deductions from plan assets attributed
  to distributions of benefits                2,251,747      2,416,759     10,751,118      4,007,107       212,161       19,638,892

Administrative expenses                             303            131         19,677            106             3           20,220
                                            -----------    -----------    -----------    -----------    ----------     ------------
Net increase (decrease) in net assets
  available for plan benefits                   159,163        385,017      2,716,390         (5,144)      693,496        3,948,922

Net assets available for plan benefits,
  beginning of year                          20,446,854     20,599,580     88,095,731     36,935,150      2,621,147     168,698,462

Net interfund transfers                        (543,720)      (806,230)     1,504,282       (259,137)      104,805
                                            -----------    -----------    -----------    -----------    ----------     ------------
Net assets available for plan benefits,
  end of year                               $20,062,297    $20,178,367    $92,316,403    $36,670,869    $3,419,448     $172,647,384
                                            ===========    ==========     ===========    ===========    ==========     ============

See accompanying notes to financial statements.                                5

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                     SmithKline
                                                       Beckman        Beecham        Allergan        Balanced
                                                     Stock Fund      Stock Fund     Stock Fund         Fund
Additions to plan assets attributed to:
Realized gains:
  Investment in plan sponsor's common stock          $   113,371      $   -          $   -          $     -
  Other investments                                                                                       3,594
                                                     -----------      ---------      ---------      -----------
    Total realized gains                                 113,371                                          3,594
Unrealized gains (losses)                              2,619,594       (555,347)       (74,421)       1,185,033
                                                     -----------      ---------      ---------      -----------
Net appreciation (depreciation) in fair value
  of investments                                       2,732,965       (555,347)       (74,421)       1,188,627
Dividends                                                264,844          5,942            536          684,976
Interest                                                   4,398            530            139          130,993
                                                     -----------      ---------      ---------      -----------
    Total investment income (expense)                  3,002,207       (548,875)       (73,746)       2,004,596

Contributions:
Beckman Instruments, Inc.                              1,103,066
Employees                                                492,036                                      3,242,993
                                                     -----------      ---------      ---------      -----------
    Total contributions                                1,595,102                                      3,242,993
                                                     -----------      ---------      ---------      -----------
      Net additions (deductions)                       4,597,309       (548,875)       (73,746)       5,247,589

Deductions from plan assets attributed
  to distributions of benefits                         1,069,020        345,846         70,775        1,247,115
                                                     -----------      ---------      ---------      -----------
Net increase (decrease) in net assets
  available for plan benefits                          3,528,289       (894,721)      (144,521)       4,000,474
Net assets available for plan benefits,
  beginning of year                                   16,704,803        903,158        145,476       16,302,943
Net interfund transfers                                  213,762         (8,437)          (955)         296,163
                                                     -----------      ---------      ---------      -----------
Net assets available for plan benefits,
  end of year                                        $20,446,854      $   -          $   -          $20,599,580
                                                     ===========      =========      =========      ===========

                                                       Interest         Equity           Index
                                                     Income Fund         Fund            Fund             Total
Additions to plan assets attributed to:
Realized gains:
  Investment in plan sponsor's common stock          $     -          $     -          $    -          $    113,371
  Other investments                                                       187,870          10,037           201,501
                                                     -----------      -----------      ----------      ------------
    Total realized gains                                                  187,870          10,037           314,872

Unrealized gains (losses)                                               2,478,418         109,430         5,762,707
                                                     -----------      -----------      ----------      ------------
Net appreciation (depreciation) in fair value
  of investments                                                        2,666,288         119,467         6,077,579
Dividends                                                               3,046,662          56,197         4,059,157
Interest                                               6,780,471            3,135              12         6,919,678
                                                     -----------      -----------      ----------      ------------
    Total investment income (expense)                  6,780,471        5,716,085         175,676        17,056,414

Contributions:
Beckman Instruments, Inc.                              3,214,300                                          4,317,366
Employees                                              4,673,000        4,453,833         815,893        13,677,755
                                                     -----------      -----------      ----------      ------------
    Total contributions                                7,887,300        4,453,833         815,893        17,995,121
                                                     -----------      -----------      ----------      ------------
      Net additions (deductions)                      14,667,771       10,169,918         991,569        35,051,535

Deductions from plan assets attributed
  to distributions of benefits                         8,511,851        2,849,466          85,653        14,179,726
                                                     -----------      -----------      ----------      ------------
Net increase (decrease) in net assets
  available for plan benefits                          6,155,920        7,320,452         905,916        20,871,809
Net assets available for plan benefits,
  beginning of year                                   83,759,143       29,023,626         987,504       147,826,653
Net interfund transfers                               (1,819,332)         591,072         727,727
                                                     -----------      -----------      ----------      ------------
Net assets available for plan benefits,
  end of year                                        $88,095,731      $36,935,150      $2,621,147      $168,698,462
                                                     ===========      ===========      ==========      ============

See accompanying notes to financial statements.                               6

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993


1.     DESCRIPTION OF PLAN

       General - Beckman Instruments, Inc. (the Company) established and adopted the Beckman Instruments, Inc. Savings and Investment Plan (the
       Plan) effective August 1, 1989.

       The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of continuous employment and 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Corporate Benefits Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

       The Plan was restated in August 1992, and the Plan document incorporates all amendments made to the Plan through August 1992.

       Contributions - Participants may elect to contribute up to 15% of their eligible compensation in the form of pre-tax and/or after-tax withholdings, although the combined contribution cannot exceed 15% of eligible compensation.

       Company matching contributions to the Plan are allocated to participants based on a specified percentage of actual employee contributions. Forfeitures of the Company match will be first used to re-instate previously forfeited balances of certain former employees who are re-employed by the Company and then will be used to reduce future Company contributions.

       Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pre-tax contributions, Company matching contributions and earnings on all contributions.

       Investment Options - Participants have a choice of five different investment funds for their contributions. Participants have a choice of the Interest Income Fund and the Beckman Stock Fund for the Company contributions. As of November 30, 1992, the Allergan Stock Fund and SmithKline Beecham Stock Fund were terminated as investment options and, accordingly, investments from past contributions were transferred to the remaining five funds in the plan.

       Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

       Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993 (CONTINUED)


       A description of each investment fund follows:

       Beckman Stock Fund - The Beckman Stock Fund is invested in Beckman Instruments, Inc. common stock.

       SmithKline Beecham Stock Fund - The SmithKline Beecham Stock Fund was invested in SmithKline Beecham equity units. SmithKline Beckman Corporation merged with Beecham Group p.l.c. to form SmithKline Beecham subsequent to the spin-off of Beckman Instruments, Inc. common stock to its shareholders.

       Allergan Stock Fund - The Allergan Stock Fund was invested in Allergan, Inc. common stock. Allergan, Inc. was previously a subsidiary of SmithKline Beckman Corporation.

       Balanced Fund - The Balanced Fund is invested primarily in stocks, bonds and cash. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by Brinson Partners, Inc. under the name U.S. Balanced Portfolio.

       Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts issued by major insurance companies and banks.

       Equity Fund - The Equity Fund is invested in a portfolio of common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by The Vanguard Group under the name Windsor Fund.

       Index Fund - The Index Fund invests in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The fund is managed by The Vanguard Group under the name Vanguard Index Trust-500 Portfolio.

       The number of participants for each fund is as follows:

                                                              1994            1993
                                                          (unaudited)     (unaudited)
Beckman Stock Fund                                            2,573            2,616
Balanced Fund                                                 2,492            2,609
Interest Income Fund                                          3,966            4,162
Equity Fund                                                   2,835            2,964
Index Fund                                                      747              646
Total plan participants                                       4,148            4,305

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993 (CONTINUED)


       Benefits and Vesting - Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability or death. Upon death, one lump-sum distribution is made during the year of death. If total vested value is greater than $3,500, the participants may elect to postpone their lump-sum distribution until the year following the year they attain age 70-1/2.

       Participants' interests in the Company's contributions, income, gains and losses on investments become fully vested following completion of three years of service. Participants also become fully vested upon reaching normal retirement age, permanent layoff, death or permanent disability. Participants immediately vest in the value of their contributions.

       Continuation of the Plan - The Company anticipated and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

       Investment Valuation - Investments are stated at fair value. The fair value of the common stock is based upon quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

       Investments in group contracts with insurance companies are stated at contract value which approximates market.

       Expenses of the Plan - Principally all of the Plan's administrative expenses are paid by the Company. Such expenses amounted to approximately $479,000 and $510,000 for the years ended December 31, 1994 and 1993, respectively.

       Reclassifications - Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993 (CONTINUED)

3.     NET ASSETS AVAILABLE FOR PLAN BENEFITS

       Net assets available to terminated and continuing participants are as follows:

                                                        1994                  1993
Net assets available for plan benefits:
  Payable to terminated participants                $  2,429,443          $  4,035,420
  Available to continuing participants               170,217,941           164,663,042
                                                    ------------          ------------
Total net assets available for plan benefits        $172,647,384          $168,698,462
                                                    ============          ============



4.     REALIZED GAINS AND LOSSES

       Upon sale of investments, the fair value of common stock is based upon quotations obtained from national securities exchanges on the date of trade. The fair values of the mutual funds and the commingled funds are based upon the net asset value reported by the funds. The cost of the financial instruments is determined by using the average cost method.

       The following is a summary of aggregate proceeds, aggregate costs and resulting gains on the sales of securities for the years ended December 31, 1994 and 1993.




                                                        1994
                                 -----------------------------------------------------
Fund                               Proceeds               Cost                 Gain
                                 ------------         ------------          ----------
Beckman Stock                    $  7,893,953         $  7,404,567          $  489,386
Balanced                            5,851,525            5,746,848             104,677
Interest Income                    83,153,476           82,901,320             252,156
Equity                             11,848,969            9,268,449           2,580,520
Index                                 721,470              705,869              15,601
                                 ------------         ------------          ----------
  Total                          $109,469,393         $106,027,053          $3,442,340
                                 ============         ============          ==========

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993 (CONTINUED)

                                                               1993
                                          ----------------------------------------------
Fund                                        Proceeds             Cost             Gain

Beckman Stock                             $ 3,563,319         $ 3,449,948       $113,371
SmithKline Beecham Stock                      207,630             207,630
Allergan Stock                                 54,989              54,989
Balanced                                    4,298,999           4,295,405          3,594
Interest Income                            43,013,627          43,013,627
Equity                                      8,337,645           8,149,775        187,870
Index                                         260,322             250,285         10,037
                                          -----------         -----------       --------
  Total                                   $59,736,531         $59,421,659       $314,872
                                          ===========         ===========       ========



5.     ASSETS HELD FOR INVESTMENT

       Information regarding assets held for investment as of December 31, 1994 and 1993 is as follows:


                                                              1994                                        1993
                                            -----------------------------------------    ------------------------------------------
                                             Shares                     Fair/contract     Shares                     Fair/contract
                                            or units         Cost           value        or units         Cost          value
Common stock -
  Beckman Instruments, Inc.                   709,543     $16,357,614     $19,778,511      740,053     $16,669,876    $20,258,951

Mutual funds:
Vanguard Windsor Fund                       2,914,808      37,959,420      36,697,436    2,651,601      34,316,961     36,883,767
Vanguard Index Trust - 500 Portfolio           79,991       3,389,261       3,437,216       57,763       2,407,375      2,531,751
                                                          -----------     -----------                  -----------    -----------
        Total mutual funds                                 41,348,681      40,134,652                   36,724,336     39,415,518

Balanced fund -
  Brinson Partners, commingled funds:
    Fixed income:
      International cash and management
        fund                                  197,936       1,448,020       1,655,967    3,165,779       3,165,779      3,165,779
      Institutional bond fund                  96,396      10,583,638      12,279,441       84,168       9,603,440     10,739,437
    Equity - institutional equity fund         11,816       5,189,397       6,021,184       51,638       5,891,792      6,588,735
                                                          -----------     -----------                  -----------    -----------
        Total balanced fund                                17,221,055      19,956,592                   18,661,011     20,493,951

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993 (CONTINUED)

                                                             1994                                            1993
                                            -----------------------------------------      ----------------------------------------
                                             Shares                     Fair/contract       Shares                    Fair/contract
                                            or units         Cost           value          or units         Cost         value
Commingled interest income funds:
Interest income fund:
  NOMURA Lending Agreement                  (8,054,668)   $ (8,054,668)  $ (8,054,668)          -        $      -      $      -
  Society National Bank Magic Fund             826,702       8,267,016      8,365,890
  Bankers' Trust Basic                                                                     10,029,548      10,029,548    10,029,548
Group insurance contracts:
  Aetna Plan 013274, Contract 01402         10,534,837      10,534,837     10,534,837       9,664,988       9,664,988     9,664,988
  Capital Holding:
    GIC-BDA000039TR                         10,231,106     10,231,106      10,231,106
    GIC-BDA000039TR-2                        3,314,962      3,314,962       3,314,962
  Peoples Security Life                                                                    10,028,577      10,028,577    10,028,577
  John Hancock - GAC 5972                   17,894,663      17,894,663     17,894,663      14,624,675      14,624,675    14,624,675
  Metropolitan Life Plan -13014             23,656,856      23,656,856     23,656,856      21,904,496      21,904,496    21,904,496
  Provident - GIC027-04582-02A               2,819,458       2,819,458      2,819,458      10,071,359      10,071,359    10,071,359
  Prudential:
    GA6430                                   2,392,932       2,392,932      2,392,932
    GA6430-212                              10,195,878      10,195,878     10,195,878       2,204,655       2,204,655     2,204,655
    UBS Agreement - Contract 2077           10,069,681      10,069,681     10,069,681
Other                                                                                       7,688,459       7,688,459     7,688,459
                                                          ------------   ------------                    ------------  ------------
        Total interest income fund                          91,322,721     91,421,595                      86,216,757    86,216,757
                                                          ------------   ------------                    ------------  ------------
        Total assets held for investments                 $166,250,071   $171,291,350                    $158,271,980  $166,385,177
                                                          ============   ============                    ============  ============

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993 (CONTINUED)



       The Plan's investments (including investments bought, sold and held) appreciated (depreciated) in value during the years ended December 31, 1994 and 1993 as follows:



                                                            1994               1993
Net appreciation (depreciation) in fair value:
  Common stock                                          $   321,208         $2,103,197
  Balanced fund                                            (940,840)         1,188,627
  Interest income fund                                      351,029
  Equity fund                                            (1,248,270)         2,666,288
  Index fund                                                (60,819)           119,467
                                                        -----------         ----------
                                                        $(1,577,692)        $6,077,579
                                                        ===========         ==========


6.     TAX STATUS

       The Plan obtained its latest determination letter in 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Accordingly, no provision is made for federal income tax pursuant to
       Section 501(a) of the Internal Revenue Code.

                                                                     SCHEDULE 1
BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1994


                                                      Shares                            Fair/contract
                                                     or units            Cost               value
COMMON STOCK -
  Beckman Instruments, Inc.                           709,543         $16,357,614         $19,778,511

BALANCED FUND -
  Brinson Partners commingled funds:
    Fixed income:
      International cash management fund              197,936           1,448,020           1,655,967
      Institutional bond fund                          96,396          10,583,638          12,279,441
    Equity - Institutional equity fund                 11,816           5,189,397           6,021,184

EQUITY FUND -
  Vanguard Windsor Fund                             2,914,808          37,959,420          36,697,436

INDEX FUND -
  Vanguard Index Trust - 500 Portfolio                 79,991           3,389,261           3,437,216





See accompanying independent auditors' report.                               14

                                                                      SCHEDULE 1
BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1994 (CONTINUED)

                                               Maturity        Shares                          Fair/contract
                                                 date         or units           Cost              value
COMMINGLED INTEREST
  INCOME FUNDS:
Group insurance contracts:
  Aetna Plan 013274, Contract 01402               9/1/98      10,534,837      $ 10,534,837      $ 10,534,837
  Capital Holding:
    GIC-BDA000039TR                              2/15/99      10,231,106        10,231,106        10,231,106
    GIC-BDA000039TR-2                            9/25/03       3,314,962         3,314,962         3,314,962
  John Hancock - GAC 7543                        6/15/00      17,894,663        17,894,663        17,894,663
  Metropolitan Life Plan - 13014                12/15/98      23,656,856        23,656,856        23,656,856
  Provident - GIC 027-04582-02A                 12/29/95       2,819,458         2,819,458         2,819,458
  Prudential:
    GA6430                                       6/30/95       2,392,932         2,392,932         2,392,932
    GA6430-212                                  12/15/00      10,195,878        10,195,878        10,195,878
  UBS Agreement - Contract 2077                  2/16/01      10,069,681        10,069,681        10,069,681
                                                                              ------------      ------------
      Total group insurance contracts                                           91,110,373        91,110,373

Other:
NOMURA Lending Agreement                            -         (8,054,668)       (8,054,668)       (8,054,668)
Society National Bank Magic Fund                    -            826,702         8,267,016         8,365,890
                                                                              ------------      ------------
      Total other                                                                  212,348           311,222
                                                                              ------------      ------------
      Total investments                                                       $166,250,071      $171,291,350
                                                                              ============      ============





See accompanying independent auditors' report.                               15

                                                                      SCHEDULE 2
BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE 5% TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1994



                                     Number of        Number of                                                      Gain (loss)
                                        sale          purchase         Purchase        Selling         Cost of            on
Identity of party involved          transactions    transactions         price          price           asset        transactions
EB Temporary Investment Fund            171             434          $44,051,985     $44,715,275     $44,715,275       $   -
Bankers' Trust Basic                      5                                           10,264,596      10,264,596
John Hancock                              6               7           19,307,202      17,181,018      17,181,018
Prudential                                1                                           10,000,000      10,000,000
Society National Bank Magic Fund          4               2           16,313,117       8,298,378       8,046,101        252,277
UBS Agreement                             9               2           10,173,651         580,781         580,781




See accompanying independent auditors' report.                              16

                                  SIGNATURES



The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Benefits Committee appointed by the Beckman Instruments, Inc. Board of Directors to administer the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BECKMAN INSTRUMENTS, INC.
                                    SAVINGS AND INVESTMENT PLAN

                                    By: Beckman Instruments, Inc.
                                        Benefits Committee


Date: June 28, 1995                     By:  /s/   RICHARD K. SEARS
                                        ---------------------------------
                                        Richard K. Sears,
                                        Committee Chairman
                                        Vice President - Human Resources

                              INDEX TO EXHIBITS



Exhibit                                                          Sequential
Number                Description                                Page Number
- -------               -----------                                -----------
 23.1                 Consent of Deloitte & Touche LLP               21
 23.2                 Consent of KPMG Peat Marwick LLP               22
